UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 1)*

PZENA INVESTMENT MANAGEMENT, INC.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

74731Q103

(CUSIP Number)

August 3, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)

[ x ] Rule 13d-1(c)

[   ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 74731Q103                                             13G                                     Page 2 of 8 Pages

1.

NAME OF REPORTING PERSONS

A. Rama Krishna

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,050,381

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,050,381

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,381

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 74731Q103                                             13G                                     Page 3 of 8 Pages

1.

NAME OF REPORTING PERSONS

Tomoko S. Krishna

2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [  ]

(b)  [  ]

3.

SEC USE ONLY

4.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED

BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER

None.

6.  SHARED VOTING POWER

1,050,381

7. SOLE DISPOSITIVE POWER

None.

8. SHARED DISPOSITIVE POWER

1,050,381

9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,050,381

10.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

[    ]

11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.9%

12.

TYPE OF REPORTING PERSON

IN

CUSIP NO. 74731Q103                                             13G                                    Page 3 of 5 Pages

Item 1.

(a)

Name of Issuer:   Pzena Investment Management Inc.

(b)

Address of Issuer's Principal Executive Offices:

320 Park Avenue

New York, NY 10022

Item 2.

(a)

Names of persons filing:  A. Rama Krishna and Tomoko S. Krishna

(b)

Address of Principal Business Office or, if none, Residence:

c/o ARGA Investment Management, LP

1010 Washington Blvd., 6th Floor

Stamford, CT 06901

(c)

Citizenship:  See Cover Page, Item 4.

(d)

Title of class of Securities:   Class A Common Stock, par value $0.01 per share.

(e)

CUSIP No.:   74731Q103

Item 3. Statement filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c):

Not applicable.

Item 4. Ownership

See Cover Page, Items 5 through 11.

The Reporting Persons are the joint beneficial owners of 1,050,381 shares of Class A Common Stock of the Issuer, which represents 6.9% of the outstanding shares of Class A Common Stock of the Issuer, based upon 15,259,448 shares outstanding on the Issuer’s Quarterly Report on Form 10-Q for the Quarter Ended September 30, 2015.

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 74731Q103                                             13G                                     Page 5 of 8 Pages

Item 8. Identification and Classification of Members of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

Not applicable.

CUSIP NO. 74731Q103                                             13G                                     Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 2016

/s/A. Rama Krishna

A. Rama Krishna

/s/Tomoko S. Krishna

Tomoko S. Krishna

CUSIP NO. 74731Q103                                             13G                                     Page 7 of 8 Pages

INDEX TO EXHIBITS

EXHIBIT A

Joint Filing Agreement

CUSIP NO. 74731Q103                                             13G                                     Page 8 of 8 Pages

EXHBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13G/A with respect to the Common Stock beneficially owned by each of them of Pzena Investment Management, Inc.. This Joint Filing Agreement shall be included as an Exhibit to such Schedule 13G/A.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 9th day of February, 2016.

/s/A. Rama Krishna

A. Rama Krishna

/s/Tomoko S. Krishna

Tomoko S. Krishna